UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35318

ZELTIQ Aesthetics, Inc.

(Exact name of registrant as specified in its charter)

4410 Rosewood Drive

Pleasanton, CA 94588

(925) 474-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On April 28, 2017, pursuant to the Agreement and Plan of Merger, dated as of February 13, 2017, by and among the ZELTIQ Aesthetics, Inc., a Delaware corporation (“ZELTIQ”), Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and Blizzard Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Merger Sub merged with and into ZELTIQ, with ZELTIQ being the surviving entity (the “Merger”). As a result of the Merger, ZELTIQ became a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, ZELTIQ Aesthetics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ZELTIQ AESTHETICS, INC.

Dated: May 9, 2017

/s/ A. Robert Bailey
A. Robert Bailey
President